Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

Commission File No.: 001-15817

Set forth below is an FAQ distributed to the employees of Founders Bank & Trust in connection with the proposed merger transaction between Old National Bancorp and Founders Financial Corporation, Founders Bank & Trust’s parent company.

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Frequently Asked Questions

August 1, 2014

Employment Questions

Will all employees transition to Old National? And, will I have to apply?

All associates employed by Founders immediately prior to the effective time of the partnership will transfer to Old National upon the effective time of the partnership without being required to formally apply. Certain other paperwork may be required such as an authorization to perform background checks.

What is considered, full time, part-time level one, etc.?

At Old National full time associates are those who are regularly scheduled to work 35 or more hours per week. Part-time Level I associates are regularly scheduled to work 20 to 34 hours per week. Part-time Level II associates are scheduled to work less than 20 hours per week and therefore, are not eligible for most benefits. This is different from Founders where the requirement for full time is 40 hours.

When will I learn whether my job will be impacted?

Today, we know that revenue producing positions will continue after the closing, including all retail positions in the branches although some specific job duties may change. We need some time to complete an assessment process in order to determine other resource requirements. And, staffing decisions for support positions will be predicated on what we learn in the assessment phase. Certainly, no job loss associated with these staffing decisions will occur prior to the systems conversion.

We recognize that some team members will be dealing with uncertainty during this time. And, we will make our best effort to complete the review process in a timely manner. Yet, our time line could change as together we learn more about each other’s operations. We will commit that any associate whose job is eliminated as a result of the partnership will be eligible for severance benefits and will be given at least 60 days of notice, if not longer. And, employees facing job loss will be supported with transition services including workshops on résumé writing, job search strategies, interviewing skills and one-on-one job search counseling. Additionally, the transition services counselor will assist associates who are interested in pursuing opportunities at Old National in other roles, markets or business units.

How do I apply for positions within Old National? Can Old National hire Founders Bank & Trust employees now?

For Founders associates to benefit from the employment terms of the partnership (i.e. years of service credit, etc.), they must transfer to Old National at the effective time of the partnership. If you wish to express interest in a position prior to the effective time of the partnership, please utilize Old National’s on-line application process at www.oldnational.jobs. You may identify yourself as a Founders team member by selecting that option on the drop down box for referral source. Additionally, please communicate your interest for any position to your Human Resources Department. The Founders HR team will work closely with Old National’s team to review candidates, assist with the selection process and if appropriate, determine an appropriate transition to Old National.

Compensation Questions

Will any associates experience a decrease in base pay upon transfer to Old National?

Old National will not reduce the base pay for associates transferring to a comparable role. If an employee is offered a position that is not comparable to his or her current role, we will consider Old National’s salary range and the compensation of other similarly situated associates to determine an appropriate salary for the new role.

How are associates at Old National paid?

Employees at Old National are paid bi-weekly via direct deposit. Exempt associates are paid current through the pay date. Non-exempt associates are paid one week in arrears.

Benefit Questions

When will we begin benefits with Old National?

We expect that you will transition to Old National’s benefit programs no earlier than the effective date of the partnership. Prior to the effective date, your current benefits will continue as usual. We are currently reviewing the benefit offering of both companies in order to make the best possible decisions about the timing of the transition of other health and welfare benefits.

Do my years of service carry over to Old National? How will this affect my benefit eligibility?

Yes. Your years of service will carry over to Old National for eligibility for paid time off, service awards and benefit programs.

Who can enroll in an Old National Medical Plan?

Medical insurance is available to all full-time and part-time level I associates. Full-time associates are those who are regularly scheduled to work 35 or more hours per week. Part-time Level I associates are those who are regularly scheduled to work 20 to 34 hours per week. Part-time Level II associates are those who are scheduled to work less than 20 hours per week and are not eligible for medical insurance benefits.

Does the Old National Medical Plan have a spousal surcharge or carve out?

No. Old National’s medical plan does not contain either provision.

If we change to Old National’s benefit plans mid-year will my medical plan deductibles start over?

It is not our intent to restart medical plan deductibles when you transition to Old National’s benefit plans. Getting deductible information from your medical carrier is essential to this process. Both Old National and Founders will work with the carriers to get this information, if needed.

Does Old National contribute to associate health savings accounts?

Yes. Team members who enroll in a high deductible plan can make tax-free contributions into those accounts through payroll deduction. In 2014, for those associates who enroll in a high deductible health plan, Old National contributes, on a pro-rated basis, $400/year for a single enrollment and $800/year for any other level of coverage (associate and spouse, associate and child(ren) and family) to the associate’s health savings account.

Does Old National offer a health and wellness program?

Yes. Old National’s ONB Well program is a comprehensive wellness program that provides you with the support you need to make lasting health changes. The program is available to all associates. The program which features health screenings, assessments, challenges, rewards and more is available to all associates regardless of level of employment.

When will we learn more about Old National’s benefit offering?

Meetings will be scheduled in conjunction with open enrollment for Old National’s benefits. The timing for enrollment has not yet been determined.

Does Old National offer domestic partner benefits?

Yes, Old National’s benefit plans provide coverage for same sex and opposite sex domestic partners.

I noticed that Old National has a different vacation schedule from Founders. Does it apply?

No, Founders employees will continue on their existing vacation schedule for the calendar years 2015 and 2016.

Does Old National offer Short-Term Disability benefits?

Yes, Old National provides Short-Term Disability (STD) benefits at no cost to eligible associates who are unable to work because of a qualifying medical disability. All full-time associates are eligible to receive short-term disability pay following six months of employment.

Disabilities arising from pregnancy or a pregnancy-related illness are treated the same as any other illness that prevents an associate from working. Disabilities covered by Workers’ Compensation are excluded from STD benefits.

Short-Term Disability covers associates in two phases:

•	Phase One begins in the third week of a disability and may last for up to 11 weeks. During this phase, eligible associates are paid at 100% of their base compensation.

•	Phase Two begins in the 14th week of the disability and may last for up to 13 weeks. During this phase, eligible associates are paid at 66 2/3% of their base compensation.

•	Details of the STD benefit plan, including benefit amounts, limitations and restrictions are described in the Summary Plan Description.

Does Old National’s short term disability policy have a pre-existing condition clause?

No. Old National’s Short Term Disability benefit does not contain a pre-existing clause.

What is Old National’s policy regarding paid time off for parental leave?

Old National allows eligible employees to take a two-week paid FMLA leave for maternity or paternity leave, in addition to standard maternity benefits.

What is Old National’s Holiday Policy?

Old National grants the same number of holidays to all associates although some business units observe differing holidays (Insurance, Investments). The number of paid holidays is consistent with the number of holidays observed by the Federal Reserve.

Old National grants 8 hours of paid time per holiday to all Full-time associates (regularly scheduled to work 35 or more hours). Part-time Level I associates (regularly scheduled to work 20 to 34 hours) receive 4 hours of Holiday Pay. Part-time Level II associates (scheduled less than 20 hours) are eligible to receive paid not worked time for the hours they would have been scheduled to work (not to exceed 4 hours) if regularly scheduled to work on the day the holiday falls.

What are the details of Old National’s 401(k) plan? How do I get started?

Old National offers associates an attractive 401(k) plan with a $.50 match on the $1.00 (each pay period) for the first 6% of your eligible compensation that you defer to the plan. Participants are immediately vested and can choose from among 15 investment options, including Life-cycle funds.

Prior to the closing, you will receive in the mail a packet of information from The Principal Financial Group (our 401(k) Service Provider) regarding your investment options and other relevant information. You will be able to access your account on-line immediately after receiving your 401(k) packet from The Principal Financial Group.

Does Old National offer a pension plan?

No. Old National’s pension plan was frozen in 2005 and is not open to new participants.

What will happen to the Founders Bank & Trust 401(k) Plan?

As a result of the partnership, the Founders Bank & Trusts 401(k) plan will be terminated as of the day before the effective date of the partnership. Participant accounts will become 100% vested with the plan termination. Resolution of the termination process may take several months. Once the plan is terminated you will have the option to roll your balance over to another qualified retirement plan or an IRA or into the Old National 401(k) plan provided you are an active associate at that time.

How can I buy Old National Stock?

Old National offers two programs that allow associates to purchase our stock, an ESPP (Employee Stock Purchase Plan) and a Direct Purchase Plan. More information about these programs will be available at open enrollment.

Does Old National offer an employee assistance program?

All Old National associates are eligible to utilize the free services of the Employee Assistance Program (EAP), LifeMatters, provided by Empathia. Through the EAP, confidential access is provided when you need guidance, counseling, local resources or reliable professional care. A variety of services are offered including: financial resources, child care/elder care resources, legal resources, adoption and college/school information.

You can find out more about LifeMatters online at www.oldnational.com/ontrack.

Does Old National offer educational assistance (tuition reimbursement)?

Old National pays tuition up to $2,500 a year for undergraduate courses and $3,250 a year for graduate courses that are job-related and approved by management. Under the Old National tuition reimbursement policy, a grade of C or better is required to receive tuition reimbursement. To review more information regarding our education reimbursement program, please click on the link below.

https://www.oldnational.com/associates/associate-handbook/benefit-programs/educational-reimbursement.asp

Does Old National offer any banking benefits?

Yes. Below are some of the banking benefits that Old National offers to associates.

•	One free checking or saving account if the account is designated as your net pay direct deposit account and the account is set up for eStatements.
•	Free checks (limit one box per order).
•	Free online banking, billpay and estatements.
•	Free money orders, cashier’s checks, traveler’s checks, and VISA Travel/Money Cards.
•	Free stop payments (available through online banking).
•	Annual overdraft fee waived for one personal checking account.
•	Loan discounts are available for certain products and vary between products.
•	10% discount off of some brokerage trades.

Severance Benefits

What are Old National severance benefits?

Associates who are eligible for severance will receive a statement that shows their specific severance benefit. Severance benefits are based on Old National’s Severance Pay Plan.

Under the plan, severance benefits are based on pay rate and years of service.

CATEGORY	ANNUAL SALARY	SEVERANCE AMOUNT*	MINIMUM SEVERANCE	MAXIMUM SEVERANCE
I	Up to $55,100	1.00	5 Weeks Pay	26 Weeks Pay

II	$55,100 - $94,499	1.25	8 Weeks Pay	32 Weeks Pay

III	$94,500 and greater	1.50	12 Weeks Pay	39 Weeks Pay

*The amount shown in this column is multiplied times the “years of service” to determine the severance benefit in weeks of pay. For example, an associate with seven years of service would receive 1.25 X 7 years = 8.75 weeks of severance pay.

For example, Jane Doe qualifies for severance benefits. Her years of service are 7.

Week of Pay:	$673.08	($35,000 annually)
Severance Multiple (1.00):	7.00	weeks of severance

Lump sum Severance Benefits:	$4,711.56

Years of Service means the number of complete years of service at the time of job elimination based on the most recent service date shown in Founders personnel records. A partial year will be rounded up to the next year if it is greater than six months, and rounded down if it is six months or less.

For non-exempt associates, “Week of Pay” means the budgeted weekly hours multiplied by the associate’s hourly pay rate. For exempt associates a “Week of Pay” equals annual base compensation divided by 52 weeks.

Note: This document addresses some of the key features of Old National’s benefits and does not contain all the details. If any conflict arises between this document and any plan provisions or policies, the terms of the actual plan document or policies will govern in all cases. Provisions of the plans and eligibility coverage do not constitute a contract of employment with any individual. Plans and provisions described in this document are subject to change at any time, without notice.

Additional Information for Employees that are Shareholders of Founders Financial Corporation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Founders Financial Corporation (“Founders”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Founders. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Founders’ businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Founders to execute their respective business plans (including Old National’s pending acquisitions of Founders, United Bancorp, Inc. and LSB Financial Corp.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in Old National’s Annual Report on Form 10-K and its other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither Old National nor Founders undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.